UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31593 / May 5, 2015

_____

In the Matter of	:
	:
DREYFUS TMT OPPORTUNITIES FUND, INC.	:
THE DREYFUS CORPORATION	:
	:
200 Park Avenue	:
New York, NY 10166	:
	:
(812-14357)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Dreyfus TMT Opportunities Fund, Inc. and The Dreyfus Corporation filed an application on
September 5, 2014 and an amendment to the application on February 18, 2015, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
section 19(b) of the Act and rule 19b-1 under the Act. The order would permit certain registered
closed-end investment companies to make periodic distributions of long-term capital gains with
respect to their outstanding common stock as frequently as twelve times in any one taxable year,
and as frequently as distributions are specified by or in accordance with the terms of any
outstanding preferred stock that such investment companies may issue.

On April 7, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31549). The notice gave interested persons an opportunity to request a hearing and
stated that an order would be issued unless a hearing was ordered. No request for a hearing has
been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act
and rule 19b-1 under the Act requested by Dreyfus TMT Opportunities Fund, Inc. and The

Dreyfus Corporation (File No. 812-14357) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary